Exhibit 2.5

FORM 51-102F3

Material Change Report

Item 1.                                                         Name and Address of Company

Anaconda Mining Inc. (“Anaconda” or the “Company”)
150 York Street

Suite 410

Toronto, Ontario M5H 3S5

Item 2.                                                         Date of Material Change

January 18, 2018.

Item 3.                                                         News Release

A news release was issued by the Company on January 18, 2018 through the facilities of CNW Group and was subsequently filed on SEDAR.

Item 4.                                                         Summary of Material Change

The Company has consolidated its common shares (“Common Shares”) on the basis of four existing Common Shares for one new Common Share. The Common Shares are expected to commence trading on a consolidated basis on the Toronto Stock Exchange (“TSX”) under the same symbol at the opening on January 22, 2018.

Item 5.                                                         Full Description of Material Change

The Company has consolidated its Common Shares on the basis of four existing Common Shares for one new Common Share. As a result of the consolidation, the 423,430,258 Common Shares issued and outstanding were consolidated to approximately 105,857,564 Common Shares.

The Common Shares are expected to commence trading on a consolidated basis on the TSX under the same symbol at the opening on January 22, 2018. The Company did not change its name as part of the consolidation.

The new CUSIP and ISIN numbers for the consolidated Common Shares are 03240P207 and CA03240P2070, respectively. Shareholders who hold their Common Shares through a securities broker or dealer, bank or trust company, will not be required to take any action with respect to the share consolidation. Letters of transmittal have been mailed to the registered holders of Common Shares, requesting that they forward their pre-consolidation Common Share certificates to the Company’s transfer agent, TSX Trust Company, for exchange for new share certificates representing their Common Shares on a post-consolidation basis. No fractional shares will be issued in connection with the consolidation.

As a result of the Share Consolidation, the number, exchange basis or exercise price of all stock options and warrants will be adjusted, as applicable, to reflect the four-for-one consolidation. The actual adjustment will be made by the Company in consultation with its advisors.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

Robert Dufour

Chief Financial Officer

(416) 304-6622

Item 9.                                                         Date of Report

January 18, 2018.